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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No.7)*

                              CNB Bancshares, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    126126101
                                 (CUSIP Number)


Check the following box if a fee is being paid with his statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of  5


CUSIP No. 126126101                  13G                           Page 2 of 5

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            CNB Bancshares, Inc.
            35-1568731

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) [ ]
                                     (b) [ ]

   3   SEC USE ONLY

   4   CITIZENSHIP OR PLACE OF ORGANIZATION
            Incorporated in the State of Indiana


                    5  SOLE VOTING POWER
                        1,743,726

        NUMBER OF   6  SHARED VOTING POWER
         SHARES         104,400
       BENEFICIALLY
        OWNED BY
          EACH      7  SOLE DISPOSITIVE POWER
        REPORTING       2,197,230
         PERSON

                    8  SHARED DISPOSITIVE POWER
                        200,000


   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 2,619,822


   10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                    [ ]


   11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                 12.84%


   12  TYPE OF REPORTING PERSON*
                 HC (Parent Holding Company)


                * SEE INSTRUCTIONS BEFORE FILLING OUT!

          Item 1(a).  Name of Issuer:

                         See Item 1 on page 2

          Item 1(b).  Address of Issuer's Principal Executive Offices:

                         20 N.W. Third Street
                         Evansville, IN 47739-0001

          Item 2(a).  Name of Person Filing:

                         See Item 1 on page 2

          Item 2(b).  Address of Principal Business Office, or if none,
                      Residence:

                         See Item 1(b) above

          Item 2(c).  Citizenship:

                         An Indiana Corporation

          Item 2 (d)  Title of Class of Securities:

                         Common Stock

          Item 2(e).  CUSIP Number:

                         126126101

          Item 3.     If this statement is filed pursuant to Rules 13d1-(b),
                      or 13d2-(b), check whether the person filing is a ....

                         (g) [x]    Parent Holding Company

          Item 4.     Ownership:
                      (a)  Amount Beneficially Owned:
                                 See Item 9 on page 2
                      (b) Percent of Class:
                                 See Item 11 on page 2
                      (c) Number of shares as to which such person has:
                         (1) sole power to vote or to direct the vote:
                                 See Item 5 on page 2
                         (2) shared power to vote or to direct the vote:
                                 See Item 6 on page 2

                         (3) sole power to dispose or to direct the disposition
                             of:
                                 See Item 7 on page 2
                         (4) shared power to dispose or to direct the disposition of:
                                 See Item 8 on page 2

          Item 5.   Ownership of Five Percent or Less of a Class:
                         Not applicable

          Item 6.   Ownership of More than Five Percent on Behalf of Another
                    Person:

                         Not applicable

          Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           CNB Bancshares, Inc. itself holds no shares as record
                    owner. However, subsidiaries of CNB Bancshares, Inc. hold shares in various fiduciary capacities and, by virtue of sole or shared voting or investment power in respect of such shares, are deemed to own them beneficially. As parent of its subsidiary, CNB Bancshares, Inc. may be deemed to share voting power or investment power, or both, as to all shares beneficially owned by those subsidiaries and therefore may be deemed a beneficial owner of all such shares. All subsidiaries of CNB Bancshares, Inc. that are being reported on by the holding company are classified as "Banks (BK)".

          Item 8.   Identification and Classification of Members of the Group:
                         Not applicable

          Item 9.   Notice of Dissolution of Group:

                         Not applicable

Item 10. Certification:

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


            /s/  DOUGLAS K. WURMNEST
            ____________________________
            Douglas K. Wurmnest, Vice President
            CNB Bancshares, Inc.


                 After the reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            February 13, 1998
            ____________________________
            Date


            /s/  DOUGLAS K. WURMNEST
            ____________________________
            Douglas K. Wurmnest, Vice President
            CNB Bancshares, Inc.


     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

     Attention:  Intentional misstatement or omissions of fact constitute
                 Federal criminal violations (See 18 U.S.C. 1001).